UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
Of the Securities Exchange Act of 1934

Beacon Topco, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

18978T106
(CUSIP Number of Class of Securities)

William Enright

20400 Century Boulevard, Suite 210
Germantown, MD 20871

(443) 917-0966

With a copy to:

Robert Puopolo; Blake Liggio
Goodwin Procter LLP
100 Northern Avenue
Boston, MA 02210
(617) 570-1000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (“Schedule TO”) is being filed by Beacon Topco, Inc.., a Delaware corporation (“Beacon Topco” or the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash up to an aggregate purchase price of $15 million of shares of its common stock, par value $0.0001 per share (the “Shares”), at a price of $6.6609 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated September 15, 2026 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”). This Schedule TO is being filed in accordance with Rule 13e-4(c)(2) under the Exchange Act.

All information in the Offer to Purchase is hereby expressly incorporated by reference in answer to all items in this Schedule TO, and as more particularly set forth below.

ITEM 1.	Summary Term Sheet

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	Subject Company Information

(a) The name of the issuer is Beacon Topco, Inc. The address of the Company’s principal executive offices is 20400 Century Boulevard, Suite 210, Germantown, Maryland 20874. The Company’s telephone number is (443) 917-0966.

(b) This Schedule TO relates to the Shares of Beacon Topco. As of September 9, 2026 (after giving effect to the Scheme of Arrangement (as defined in the Offer to Purchase)), we had 4,538,765 Shares issued and outstanding. If the Offer is fully subscribed at the Purchase Price, the Offer will result in the repurchase by the Company of 2,251,947 Shares, which would represent approximately 49.62% of the Company’s issued and outstanding Shares. Assuming the Offer is fully subscribed, the Company will have 2,286,818 Shares outstanding.

(c) The information set forth in Section 8 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	Identity and Background of Filing Person

(a) Beacon Topco, Inc. is the filing person and issuer. The information set forth in Item 2(a) is incorporated herein by reference. The information set forth in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference. The business address and business telephone number of each director and named executive officer of the Company is 20400 Century Boulevard, Suite 210, Germantown, Maryland 20874, (443) 917-0966.

ITEM 4.	Terms of the Transaction

(a)(1)(i-iii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in Section 1 (“Number of Shares; Priority of Purchase; Proration”), Section 3 (“Procedures for Tendering Shares”), Section 5 (“Purchase of Shares and Payment of Purchase Price”), Section 9 (“Source and Amount of Funds”) and Section 15 (“Extension of the Offer; Termination; Amendment”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(iv) Not applicable.

(a)(1)(v-xii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 1 (“Number of Shares; Priority of Purchase; Proration”), Section 2 (“Purpose of the Offer; Certain Effects of the Offer”), Section 3 (“Procedures for Tendering Shares”), Section 4 (“Withdrawal Rights”), Section 5 (“Purchase of Shares and Payment of Purchase Price”), Section 13 (“Material U.S. Federal Income Tax Consequences”) and Section 15 (“Extension of the Offer; Termination; Amendment”) of the Offer to Purchase is incorporated herein by reference.

(a)(2)(i-vii) Not applicable.

(b) The information set forth in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(c) (1-10) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”), Section 7 (“Conditions of the Offer”), Section 8 (“Price Range of Shares; Dividends”), Section 10 (“Certain Information Concerning the Company, Certain Financial Information”) and Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 7.	Source and Amount of Funds or Other Consideration.

(a) The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 7 (“Conditions of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(d) Not applicable.

ITEM 8.	Interest in Securities of the Subject Company.

(a) and (b) The information set forth in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the section of the Offer to Purchase titled “Introduction” and in Section 16 (“Fees and Expenses; Information Agent; Depositary”) of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	Financial Statements.

(a)(1) The information set forth in Section 10 (“Certain Information Concerning the Company; Certain Financial Information”) of the Offer to Purchase is incorporated herein by reference.

(a)(2) The information set forth in Section 10 (“Certain Information Concerning the Company; Certain Financial Information”) of the Offer to Purchase is incorporated herein by reference.

(a)(3) Not applicable.

(a)(4) Not applicable.

(b)(1) The information set forth in Section 10 (“Certain Information Concerning the Company; Certain Financial Information”) of the Offer to Purchase is incorporated herein by reference.

(b)(2) The information set forth in Section 10 (“Certain Information Concerning the Company; Certain Financial Information”) of the Offer to Purchase is incorporated herein by reference.

(b)(3) Not applicable.

(c) The information set forth in Section 10 (“Certain Information Concerning the Company; Certain Financial Information”) of the Offer to Purchase is incorporated herein by reference.

ITEM 11.	Additional Information.

(a)(1) The information set forth in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

(a)(2) The information set forth in Section 12 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(a)(3) Not applicable.

(a)(4) Not applicable.

(a)(5) None.

(c) The information set forth in the Offer to Purchase, a copy of which is filed as Exhibit (a)(l)(A) hereto, as may be amended or supplemented from time to time, is incorporated herein by reference. The Company will amend this Schedule TO to include documents that the Company may file with the SEC after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c) or 14 of the Exchange Act and prior to the expiration of the Offer to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act. The information contained in all of the exhibits referred to in Item 12 below is incorporated herein by reference.

ITEM 12.	Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated September 15, 2026.

(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).

(a)(1)(C)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(d)(1)	Form of Beacon Topco, Inc. Equity Incentive Plan (filed as Exhibit 10.7 to the Company’s to the Company’s proxy statement/prospectus filed with the SEC on April 13, 2026 on Form S-4 and incorporated by reference herein).*

(d)(2)	Form of Beacon Topco, Inc. Employee Stock Purchase Plan (filed as Exhibit 10.8 to the Company’s proxy statement/prospectus filed with the SEC on April 13, 2026 on Form S-4 and incorporated by reference herein).*

(d)(3)	Agreement and Plan of Merger, dated September 29, 2025, by and among Barinthus Biotherapeutics plc, Beacon Topco, Inc. Cdog Merger Sub, Inc. and Clywedog Therapeutics, Inc. (included as Annex A-1 to the proxy statement/prospectus filed with the SEC on April 13, 2026 on Form S-4).*

(d)(4)	Amendment to Agreement and Plan of Merger, dated February 22, 2026, by and among Barinthus Biotherapeutics plc, Beacon Topco, Inc. Cdog Merger Sub, Inc. and Clywedog Therapeutics, Inc. (included as Annex A-2 to the proxy statement/prospectus filed with the SEC on April 13, 2026 on Form S-4).*

(d)(5)	Form of Lock-Up Agreement (filed as Exhibit 10.6 to the Company’s proxy statement/prospectus filed with the SEC on April 13, 2026 on Form S-4 and incorporated by reference herein).*

107	Filing Fee Table.

*	Previously filed.

ITEM 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ William Enright
	Name:	William Enright
	Title:	Chief Executive Officer

Date: September 15, 2026